May 6, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Celeste Murphy

Mr. Michael Davis

Re:	Sensei Biotherapeutics, Inc.

Registration Statement on Form S-3

Originally Filed March 15, 2022

File No. 333-263567

Acceleration Request

Requested Date:        Monday, May 9, 2022

Requested Time:       4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended (File No. 333-263567) (the “Registration Statement”) to become effective on May 9, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Mark Ballantyne, Michael Tenta and Elijah Jenkins of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP, counsel to the Registrant, at (703) 456-8084, or in his absence, either of Michael Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636 or Elijah Jenkins at (202) 776-2163.

[Signature page follows]

Very truly yours,

Sensei Biotherapeutics, Inc.

By:	/s/ Erin Colgan
Erin Colgan
Chief Financial Officer

cc:	John Celebi, Sensei Biotherapeutics, Inc.

Mark Ballantyne, Cooley LLP

Michael Tenta, Cooley LLP